Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Financial & Regulatory Update

CONTACT: JEFFREY R. KOTKIN	PHONE: 860-728-4650	FAX: 860-728-4585

April 2011                                                                                                                                                       Volume 19, Issue 1

NU-NSTAR merger

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On 3/4/11, NU shareholders voted to approve the merger between NU and NSTAR and to adopt additional proposals related to the merger. At the special meeting of NU shareholders, about 98% of the shares that were voted were cast in favor of adopting the merger agreement and plan of merger between the two companies. Approval was required by two-thirds of NU’s approximately 176 million outstanding shares. Approximately 140 million shares were voted in favor of the merger, including more than 90% percent of shares owned by employees and retirees. NU shareholders also voted to authorize the issuance of additional NU shares needed to complete the merger and in favor of fixing NU’s number of trustees at 14. NSTAR shareholders also approved the merger on 3/4/11.

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On 3/10/11, the Massachusetts Department of Public Utilities (DPU) issued an order on the standard of review to be applied in the review of mergers involving Massachusetts utilities in DPU 10-170, Joint Petition for Approval of Merger between NSTAR and Northeast Utilities, pursuant to G.L. c. 164, Section 96. Applicable state law provides that mergers of Massachusetts utilities and their respective holding companies must be “consistent with the public interest.” The order modifies the standard of review with respect to such mergers from a “no net harm” standard to a “net benefits” standard, meaning that the companies must demonstrate that the proposed transaction provides benefits that outweigh the costs. The order states that the DPU will continue flexibly to apply the factors established by case law and Section 96. On 3/25/11, the DPU issued a revised schedule for the merger docket calling for evidentiary hearings to begin 7/6/11.

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On 3/25/11, the Connecticut Department of Public Utility Control (DPUC) held an informational session in Docket 10-12-05, its review of whether it had jurisdiction of the NU-NSTAR merger. The DPUC issued a draft decision in January 2011 which concluded that it did not have jurisdiction, but that decision has not yet been finalized. Senate Bill 1140, which would expand the DPUC’s authority over utility mergers, passed the Connecticut Legislature’s Energy and Technology Committee on 3/22/11 and awaits further action.

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The New Hampshire Public Utilities Commission ruled on 4/5/11 that it did not have jurisdiction over the merger. Merger approvals are pending before the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission.

Capital projects

•	Construction of Public Service Company of New Hampshire’s (PSNH) Clean Air Project at Merrimack Station was about 82% complete as of 3/31/11 and is projected to cost approximately $430 million. The Project must be operational by 7/1/13, but PSNH estimates it will commence operations by the middle of 2012. PSNH expects the project, which uses scrubber technology, to reduce mercury emissions from PSNH’s coal-fired generation by at least 80% and sulfur-dioxide emissions at Merrimack by more than 90%.

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Substation construction began in December 2010 on the Greater Springfield Reliability Project (GSRP), which involves the construction of 115 kV and 345 kV lines from Ludlow, MA, to Bloomfield, CT. GSRP is the largest and most complicated project within NU’s New England East-West Solution (NEEWS) family of projects and will be built by Western Massachusetts Electric Company (WMECO) and The Connecticut Light and Power Company (CL&P). WMECO commenced overhead construction in February 2011. The $795 million project is expected to be in service by late 2013.

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On 2/15/11, FERC accepted without modification the Transmission Service Agreement (TSA) signed on 10/4/10, by Northern Pass Transmission LLC (NPT), and H.Q. Hydro Renewable Energy, Inc., an indirect, wholly-owned subsidiary of Hydro-Québec, in connection with the proposed Northern Pass Transmission Line. The $1.1 billion line is a new high voltage direct current (HVDC) transmission line to be constructed by NPT from the Canadian border in Pittsburg, NH, to a site in Franklin, NH and includes an associated alternating current radial transmission line. NPT is a joint venture indirectly owned by NU and NSTAR, on a 75% and 25% basis, respectively. Pursuant to the TSA, NPT will sell to H.Q. Hydro Renewable Energy 1,200 megawatts of firm electric transmission rights over the line for a 40-year term. NPT filed an application for a Presidential permit with the U.S. Department of Energy (DOE) in October 2010 and the DOE held a series of public hearings on the project in mid-March 2011. NPT expects to submit applications for additional federal and state permits over the next year. Assuming timely regulatory review and siting approvals, NPT expects to commence construction of the line in early 2013, with power flowing across the line by late 2015.

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In March 2011, Yankee Gas Services Co. resumed construction of its Waterbury-Wallingford Line (WWL), a 16-mile natural gas pipeline between Yankee Gas’s Waterbury, CT LNG facility and Wallingford, CT. Yankee Gas completed 11 miles of WWL in 2010 and expects to complete the remaining 5 miles and an increase in the vaporization capacity of the LNG facility in 2011. The entire project is expected to cost $57.6 million. It was 55% complete as of 3/31/11.

Regulatory and other topics

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On 1/31/11, the DPU issued a final decision in WMECO’s application to raise distribution rates by $28.4 million. Among other items, the DPU approved an increase of $16.8 million annually, effective 2/1/11, an authorized distribution segment ROE of 9.6%, and a revenue decoupling plan with no inflation adjustment.

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On 1/7/11, Yankee Gas filed an application with the DPUC to raise distribution rates by $32.8 million on 7/1/11 and another $13 million on 7/1/12. On 4/1/11, prior to the close of hearings, Yankee Gas reduced its proposed 7/1/11 increase to $29.1 million and its incremental 7/1/12 increase to $10.3 million. A final decision is expected in June 2011.

•	NU expects to release its first quarter 2011 results the first week of May.
•	NU’s annual meeting will be held on 5/10/11 in Hartford, CT.
•	NU will present at the American Gas Association’s annual Financial Forum on 5/16/11.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”